NEUBERGER BERMAN EQUITY FUNDS

CLASS A

ADMINISTRATION AGREEMENT

SCHEDULE A

The Class A of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman Climate Change Fund
Neuberger Berman Emerging Markets Equity Fund
Neuberger Berman Equity Income Fund
Neuberger Berman Guardian Fund
Neuberger Berman International Large Cap Fund
Neuberger Berman Large Cap Disciplined Growth Fund

Neuberger Berman Large Cap Value Fund
Neuberger Berman Mid Cap Growth Fund
Neuberger Berman Select Equities Fund
Neuberger Berman Small Cap Growth Fund

Neuberger Berman Socially Responsive Fund

Date: June 12, 2009

NEUBERGER BERMAN EQUITY FUNDS
CLASS A

ADMINISTRATION AGREEMENT

SCHEDULE B

Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Funds Class A Administration Agreement shall be:

(1)	For the services provided to the Trust or to each Series;

(2)

For the services provided to the Class A of a Series and its shareholders (including amounts paid to third parties), 0.20% per annum of the average daily net assets of the Class A of said Series; plus in each case

(3)

Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust’s Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management LLC, and periodic reports to the Board of Trustees on actual expenses.

Date: May 4, 2009